UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SEASPINE HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

81255T 108

(CUSIP Number)

July 1, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 81255T 108	Page 1 of 9

1	Names of reporting persons Richard E. Caruso, Ph.D.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 36,875*
	6	Shared voting power 2,029,229*
	7	Sole dispositive power 36,875*
	8	Shared dispositive power 2,029,229*
9	Aggregate amount beneficially owned by each reporting person 2,066,104
10	Check if the aggregate amount in Row (9) excludes certain shares
11	Percent of class represented by amount in Row 9 18.82%*
12	Type of reporting person IN

*	Includes 20,652 shares of common stock that may be acquired upon exercise of options as of or within 60 days of July 13, 2015. Dr. Caruso disclaims beneficial ownership of the shares owned by Tru St Partnership LP, Provco Leasing Corporation and The Uncommon Individual Foundation as described in this Schedule 13G.

SCHEDULE 13G

CUSIP No. 81255T 108	Page 2 of 9

1	Names of reporting persons Tru St Partnership LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,997,068
	7	Sole dispositive power 0
	8	Shared dispositive power 1,997,068
9	Aggregate amount beneficially owned by each reporting person 1,997,068
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.23%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 81255T 108	Page 3 of 9

1	Names of reporting persons Provco Leasing Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,779
	6	Shared voting power 1,997,068
	7	Sole dispositive power 7,779
	8	Shared dispositive power 1,997,068
9	Aggregate amount beneficially owned by each reporting person 2,004,847
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.30%
12	Type of reporting person CO

SCHEDULE 13G

CUSIP No. 81255T 108	Page 4 of 9

1	Names of reporting persons The Uncommon Individual Foundation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,382
	7	Sole dispositive power 0
	8	Shared dispositive power 24,382
9	Aggregate amount beneficially owned by each reporting person 24,382
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0.22%
12	Type of reporting person CO

SCHEDULE 13G

CUSIP No. 81255T 108	Page 5 of 9

ITEM 1. (a)	Name of Issuer:

SeaSpine Holdings Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2302 La Mirada Drive, Vista, California 92081

ITEM 2. (a)	Name of Person Filing:

See (c) below.

(b)	Address or Principal Business Office:

See (c) below.

(c)	Citizenship of each Reporting Person is:

Richard E. Caruso Ph.D.

795 East Lancaster Ave., Suite 200

Villanova, Pennsylvania 19085

United States citizen

Tru St Partnership LP

795 East Lancaster Avenue, Suite 200

Villanova, Pennsylvania 19085

Pennsylvania limited partnership

Provco Leasing Corporation

1105 N. Market Street, Suite 602

Wilmington, Delaware 19810

Delaware corporation

The Uncommon Individual Foundation

795 East Lancaster Ave, Suite 204

Villanova, Pennsylvania 19085

Pennsylvania corporation

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

(e)	CUSIP Number: 81255T 108

ITEM 3.

    Not applicable.

SCHEDULE 13G

CUSIP No. 81255T 108	Page 6 of 9

ITEM 4.	Ownership

(a) Amount beneficially owned: As of July 13, 2015, Dr. Caruso may be deemed the beneficial owner of 2,066,104 shares of common stock. He individually holds 16,223 shares and holds options to purchase 20,652 shares of common stock that are exercisable within 60 days of July 13, 2015. Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 1,997,068 shares of common stock. Dr. Caruso is the president and sole director of Provco Leasing Corporation (‘Provco Leasing”). Provco Leasing is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 2,004,847 shares of common stock. The Uncommon Individual Foundation is the beneficial owner of 24,382 shares of common stock as of July 13, 2014. Dr. Caruso is the founder and chief executive officer of The Uncommon Individual Foundation. Dr. Caruso disclaims beneficial ownership of shares held by Tru St, Provco Leasing and The Uncommon Individual Foundation.

(b) Percent of class: Based on an estimated 10,954,029 shares of the Issuer’s common stock outstanding as of July 13, 2015, Dr. Caruso may be deemed the beneficial owner of 18.82% of the Issuer’s common stock; Tru St, may be deemed the beneficial owner of 18.23% of the Issuer’s common stock; Provco Leasing may be deemed the beneficial owner of 18.30% of the Issuer’s common stock and The Uncommon Individual Foundation may be deemed the beneficial owner of 0.22% of the Issuer’s common stock as of July 13, 2015.

(c) The Reporting Persons have the power to vote or dispose of the number of shares as follows:

(i) Sole power to vote or direct the vote. Dr. Caruso may be deemed to have sole power to vote or direct the vote of 36,875 shares of common stock based on his ownership of 16,223 shares and options to purchase 20,652 shares of common stock that are exercisable within 60 days of July 13, 2015.

(ii) Shared power to vote or direct the vote. As of July 13, 2015, Dr. Caruso, Tru St, Provco Leasing and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 2,029,229 shares of common stock. Dr. Caruso and Tru St may be deemed to share the power to vote or direct the vote with respect to 1,997,068 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 1,997,068 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 24,382 shares of common stock as of July 13, 2015.

(iii) Sole power to dispose or direct the disposition. Dr. Caruso has sole power to dispose or control the disposition of 36,875 shares of common stock based on his ownership of 16,223 shares and options to purchase 20,652 shares of common stock that are exercisable within 60 days of July 13, 2015.

(iv) Shared power to dispose or direct the disposition. As of July 13, 2015, Dr. Caruso, Tru St Provco Leasing and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or shared power to direct the disposition of 2,029,229 shares of common stock. Dr. Caruso and Tru St may be deemed to have shared power to dispose of or shared power to direct the disposition of 1,997,068 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 1,997,068 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or direct the disposition of 24,382 shares of common stock as of July 13, 2015.

SCHEDULE 13G

CUSIP No. 81255T 108	Page 7 of 9

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

See Exhibit 99.1 below.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 81255T 108	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2015

By:	/s/ Richard E. Caruso
Name:	Richard E. Caruso, Ph.D.

TRU ST PARTNERSHIP LP

By:	/s/ Richard E. Caruso, Ph.D.
Its:	President

PROVCO LEASING CORPORATION

By:	/s/ Richard E. Caruso, Ph.D.
Its:	President

THE UNCOMMON INDIVIDUAL FOUNDATION

By:	/s/ Richard E. Caruso, Ph.D.
Its:	President

SCHEDULE 13G

CUSIP No. 81255T 108	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

24.1	Power of Attorney – Richard E. Caruso

99.1	Group Members

99.2	Joint Filing Agreement